March 17, 2017

United States Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549 Attention: Christina Chalk Senior Special Counsel Office of Mergers and Acquisitions
Re:	Safe Bulkers, Inc. Schedule TO-I Filed March 9, 2017 File No. 5-84684

Dear Ms. Chalk:

On behalf of our client, Safe Bulkers, Inc. (the “Company” or “Safe Bulkers”), in connection with the Company’s offer to exchange a combination of cash and stock (the “Exchange Offer”) for any and all outstanding shares of the Company’s 8.00% Series B Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share (the “Series B Preferred Shares”), we hereby respond to your letter dated March 13, 2017 (the “Comment Letter”) issued on behalf of the Securities and Exchange Commission (the “Staff”) in respect of the Schedule TO-I filed by the Company on March 9, 2017 (the “Schedule TO”).

In response to the comments set forth in the Comment Letter, Safe Bulkers has revised the Schedule TO and is filing Amendment No. 1 (the “Amendment”) to the Schedule TO together with this response letter. The Amendment also contains certain additional revisions to the disclosure in the Offer to Exchange to reflect the Staff’s comments in the Comment Letter.

Set forth below are Safe Bulker’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by Safe Bulker’s response to the comments as well as a summary of any responsive actions taken.

 Schedule TO – General

1.	Please explain why you do not believe this exchange offer is subject to Rule 13e-3. We note that although the subject securities are being exchanged for common shares of Safe Bulkers, the offer consideration also includes $22.50 in cash. The Rule 13e-3(g)(2) exception for exchange offers would therefore not appear to be available for this offer. Absent contrary facts, in assessing the effects of an offer for all subject securities for purposes the reasonable likelihood analysis under Rule 13e-3, we generally assume full participation in the offer. We also note your disclosure that the offer may cause the number of outstanding Series B Preferred Shares to fall below the requirements for listing of such Shares on the NYSE.

Response: We respectfully advise the Staff that, for the reasons set forth below, Safe Bulkers believes that Rule 13e-3 under the Securities Exchange Act of 1934 (the “Exchange Act”) is not applicable to the Exchange Offer. Pursuant to Rule 13e-3(a)(3), a Rule 13e-3 transaction is any transaction or series of transactions which has “either a reasonable likelihood or a purpose” of producing, either directly or indirectly, any of the following effects:

(A) causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Exchange Act to become eligible for termination of registration under Exchange Act Rules 12g-4 or 12h-6, or causing the reporting obligations with respect to such class to become eligible for termination under Exchange Act Rule 12h-6; or suspension under Exchange Act Rule 12h-3 or section 15(d) of the Exchange Act (Rule 13e-3(a)(3)(ii)(A)); or

(B) causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association (Rule 13e-3(a)(3)(ii)(B)).

The Series B Preferred Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed on the New York Stock Exchange (the “NYSE”). Based on information provided by Safe Bulkers and by D&F King & Co., Inc., in its capacity as information agent for the Exchange Offer, there were approximately 39 record holders of Series B Preferred Shares, including Cede &Co. as the nominee of the Depository Trust Company and its direct and indirect participants at the commencement of the Exchange Offer.

Rule 13e-3(a)(3)(ii)(A) is inapplicable to the Exchange Offer because Safe Bulkers does not have a class of equity securities subject to Section 12(g) or Section 15(d) of the Exchange Act. Section 12(g) of the Exchange Act does not apply to the Series B Preferred Shares pursuant to Section 12(g)(2)(A) of the Exchange Act because the Series B Preferred Shares are listed and registered on a national securities exchange. Additionally, the provisions of Section 15(d) of the Exchange Act do not apply to the Series B Preferred Shares because the Series B Preferred Shares are already registered under Section 12(b) of the Exchange Act. Furthermore, even if the exception under Section 12(g)(2)(A) of the Exchange Act ceased to apply to the Series B Preferred Shares, pursuant to Rule 12g-2 of the Exchange Act, Safe Bulkers would not be required to register pursuant to Section 12(g) of the Exchange Act because there are currently fewer than 300 record holders of the Series B Preferred Shares.

Rule 13e-3(a)(3)(ii)(B) is inapplicable to the Exchange Offer because Safe Bulkers does not have “a reasonable likelihood or a purpose” of causing the Series B Preferred Shares to be delisted from the NYSE. According to the NYSE’s Listed Company Manual, the NYSE may initiate suspension and delisting procedures with respect to the Series B Preferred Shares if the aggregate market value of publicly-held Series B Preferred Shares is less than $2,000,000 or the number of Series B Preferred Shares is less than 100,000. The NYSE would thus only consider delisting the Series B Preferred Shares if at least 91.5% of the publicly-held Series B Preferred Shares were tendered into the Exchange Offer. Based on the information available to Safe Bulkers at this time, Safe Bulkers believes that it is unlikely that such participation will be achieved in the Exchange Offer. Safe Bulkers expects that after consummation of the Exchange Offer, the number of publicly-held Series B Preferred Shares will remain substantially above the NYSE listing requirements. Safe Bulkers therefore respectfully submits that there is not a “reasonable likelihood” that the Series B Preferred Shares will become eligible for delisting from the NYSE as a result of consummation of the Exchange Offer.

Nonetheless, Safe Bulkers has amended its Schedule TO to ensure that the Series B Preferred Shares will not become eligible for delisting by the NYSE as a result of consummation of the Exchange Offer, and that the Exchange Offer is thus not subject to Rule 13e-3, by:

•	removing from the Offer to Exchange all references to the potential delisting of the Series B Preferred Shares from the NYSE; and

•	including the following non-waivable condition to the Exchange Offer as the last bullet under the header, “The Exchange Offer – Conditions of the Exchange Offer” in the Offer to Exchange: “the consummation of the Exchange Offer and the purchase of the Series B Preferred Shares pursuant to the Exchange Offer shall not be reasonably likely to cause the Series B Preferred Shares to be (1) delisted from the NYSE or (2) eligible for deregistration under the Exchange Act (the “Continued Listing Condition”).”

Offer to Exchange – Conditions of the Exchange Offer, page 17

2.	Refer to the offer conditions set forth in the last and second to last bullets on page 18. As written, we understand the conditions to mean (when read in connection with the first paragraph of this section) that the exchange offer may be terminated if the share price of the Common Stock on the NYSE does NOT increase by more than 25%, as measured from the close of trading on the last day before this offer commenced. Similarly, the exchange offer may be terminated if the share price of the Preferred Shares does NOT decrease by more than 10% from that measurement date. Please confirm this is the intended reading of these conditions, or revise.

Response: In response to the Staff’s comment, Safe Bulkers clarifies to the Staff that the offer conditions set forth in the last and second to last bullets on page 18 of the Offer to Exchange are intended to provide that the Exchange Offer may be terminated if:

•	the share price of the Common Stock on the NYSE increases by more than 25%, as measured from the close of trading on the last day before the commencement of the Exchange Offer; or

•	the share price of the Series B Preferred Shares decreases by more than 10%, as measured from the close of trading on the last day before the commencement of the Exchange Offer.

Safe Bulkers has amended its Schedule TO to clarify the intended meanings of these conditions by amending and restating the first paragraph under the “The Exchange Offer – Conditions of the Exchange Offer” with the following:

“We will not be required to accept for exchange, or to issue Common Stock and pay cash in respect of, any Series B Preferred Shares, and we may terminate the Exchange Offer and may (subject to Rule 14e-1 under the Exchange Act) postpone the acceptance for exchange of, and issuance of Common Stock and payment of cash in respect of, any Series B Preferred Shares validly tendered and not properly withdrawn pursuant to the Exchange Offer, unless each of the following conditions have been satisfied or waived (if applicable) during all periods between the commencement of the Exchange Offer and the expiration date:”

3.	See the last comment above. It would be helpful to clarify, for both conditions, as of what date the decrease/increase in share price would be measured. For example, if the share price of the Common Stock increases by 30% on day fifteen of the offer period, but is back down to below 20% increase at expiration of the exchange offer, is the condition triggered, such that the issuer could terminate this exchange offer? Please revise to clarify.

Response: In response to the Staff’s comment, Safe Bulkers clarifies to the Staff that the increase or decrease, as applicable, for the conditions set forth in the second to last bullet and the last bullet on page 18 of the Offer to Exchange, shall be measured only as of the close of trading on the expiration date.

Safe Bulkers has amended its Schedule TO to revise the second to last bullet and the last bullet, respectively, on page 18 of the Offer to Exchange, to read as follows:

•	“the market price for the shares of Common Stock on the NYSE as of the close of trading on the expiration date shall not have increased by more than 25%, as measured from the close of trading on the trading day immediately prior to the date of this Offer to Exchange;

•	the market price for the shares of Series B Preferred Shares on the NYSE as of the close of trading on the expiration date shall not have decreased by more than 10%, as measured from the close of trading on the trading day immediately prior to the date of this Offer to Exchange; or”

If you have any questions or comments regarding the foregoing, please do not hesitate to contact Richard Brand at 212-504-5757 or by email at richard.brand@cwt.com or Joshua Apfelroth at 212-504-6391 or by email at joshua.apfelroth@cwt.com.

Sincerely,

/s/ Richard M. Brand

Richard M. Brand

CADWALADER, WICKERSHAM & TAFT LLP

Cc: Polys Hajioannou
Safe Bulkers, Inc.
Dr. Loukas Barmparis
Safe Bulkers, Inc.

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